Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Metallum3D, Inc.
2405 Granite Ridge Rd. Unit B
Rockville, VA 23146
https://www.metallum3d.com

Up to $1,069,997.86 in Preferred Stock at $1.27
Minimum Target Amount: $9,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Metallum3D, Inc.
Address: 2405 Granite Ridge Rd. Unit B, Rockville, VA 23146
State of Incorporation: DE
Date Incorporated: March 14, 2016

Terms:

Equity

Offering Minimum: $9,999.98 | 7,874 shares of Preferred Stock
Offering Maximum: $1,069,997.86 | 842,518 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.27
Minimum Investment Amount (per investor): $127.00

Liquidation Preference: 1X non-participating

Conversion: Each share of Preferred Stock is convertible into one share of Common Stock at any time at the option of the holder.

Voting Rights: Votes together with Common Stock on all matters on an as converted basis.

Material Rights: Purchasers that invest at least $50,000 ("Major Purchasers") will receive standard information and inspection rights and management rights letter.

Time based perks:

Super Early Bird Bonus

Invest in Metallum3D in the first 48 hours and receive an extra 10% bonus shares.

Early Bird Bonus

Invest in Metallum3D in the first 5 days and receive an extra 7% bonus shares.

Last Early Bird Bonus

Invest in Metallum3D in the first 10 days and receive an extra 5 % bonus shares.

Amount based perks:

$1,500+

3% Bonus share

Invest $1,500 and receive 3% bonus shares on your investment.

$5,000+

5% Bonus share

Invest $5,000 and receive 5% bonus shares on your investment.

$10,000+

7% Bonus share

Invest $10,000 and receive 7% bonus shares on your investment.

$20,000+

10% Bonus share

Invest $20,000 and receive 10% bonus shares on your investment.

1-on-1 online meeting with the CEO, including presentation and Q&A session

The 10% StartEngine Owners' Bonus:

Metallum3D, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.27 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $127.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The Company and its Business

Company Overview

Metallum3D Inc. is a C-Corporation incorpotated in the state of Delaware on March of 2016. The Company plans to sell pellet extrusion additive manufacturing equipment, microwave sintering equipment and pelletized materials for additive manufacturing of metal, ceramic, plastic, and flexible parts. The company is collaborating with Electrawatch, a division of Austal USA to apply our additive manufacturing technology for Naval applications.

Competitors and Industry

The additive manufacturing manufacturing market is currently stimated to be worth $12 billion dollars according to data published by Forbes.

The Company's primary competitors include Desktop Metal, Markforged and ExOne.They have been valued at $2.6 billion dollars, $2.1 billion dollars and $407 million dollars respectively. The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Principal competitive factors important to the company include proprietary microwave sintering technology, price, product features, relative price/performance, product quality and reliability, design innovation, intellectual property protection, marketing and distribution capability, service and support, and corporate reputation.

Current Stage and Roadmap

Metallum3D is an additive manufacturing / 3D printing technology company, currently in the "BETA" development and testing stages of building its first products. This means that the Company is working to build a pre-production version of our additive manufacturing system, composed of a pellet extrusion 3D printer and microwave sintering furnace for Electrawatch, our first corporate customer and testing partner. The company expects its first products, the Metallum3D Multi-Material Additive Manufacturing System and pelletized 3D printing materials to be introduced to the market in the fourth quarter of 2021. The initial target market for the Company's hardware products and 3D printing materials are Small and Medium Enterprises (SME's) in the United States and Canada operating in the following industries: 1) Industrial Automation 2) Aviation 3) Defense 4) Contract Manufacturing 5) Space 6) Healthcare 7) Automotive 8) Research and Development

The company has an extensive roadmap for future hardware products and pelletized materials. This road map includes introducing pellet extrusion 3D printers and microwave sintering furnaces with larger working volumes and expanding the portfolio of available pelletized materials for printing metal, ceramic, plastic and flexible parts.

The Company's vision is to provide the fastest and most affordable extrusion and sinter based, multi-material additive manufacturing system in the market.

The Team

Officers and Directors

Name: Nelson Zambrana

Nelson Zambrana's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors
  Dates of Service: March 14, 2016 - Present
  Responsibilities: As Chairman of the Board, Nelson is responsible for all corporate affairs and governance of the Company. Nelson does not receive compensation for this role.

- **Position:** Chief Executive Officer (CEO) and Chief Technical Officer (CTO)
  Dates of Service: October 09, 2016 - Present
  Responsibilities: As CEO, Nelson is responsible for the overall corporate business strategy and the execution of that strategy. As CTO, Nelson is responsible for the overall strategic technical direction and all technical developments that will allow the Company to fulfill its vision and meet its business objectives. For these two roles Nelson receives a salary of $120,000 per year

Other business experience in the past three years:

- **Employer:** Microaire Surgical Instruments
  Title: Principal Engineer
  Dates of Service: August 01, 2012 - February 19, 2019
  Responsibilities: Responsible for New Product Development (NPD) and New Product Introduction (NPI) of medical devices.

Name: Phil Williford

Phil Williford's current primary role is with Herbalife Nutrition. Phil Williford currently services Between 1 and 5 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: January 02, 2017 - Present
  Responsibilities: Provides the Company with guidance and advice in the adoption and implementation of sound, ethical, and legal governance and financial corporate policies. Phil does not receive compensation for his services to the Company.

Other business experience in the past three years:

- **Employer:** Herbalife Nutrition
  Title: Senior Director Of World Wide Manufacturing at Herbalife Nutrition
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Responsible for world wide manufacturing operations for Herbalife Nutrition

Name: Kyle Redinger

Kyle Redinger's current primary role is with LandStriker. Kyle Redinger currently services Between 1 and 5 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: January 02, 2017 - Present
  Responsibilities: Provides the Company with guidance and advice in the adoption and implementation of sound, ethical, and legal governance and financial corporate policies. Kyle does not receive compensation for his services to the Company.

Other business experience in the past three years:

- **Employer:** LandStriker
  Title: Real Estate Developer
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Development of real estate projects in Virginia

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to

enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock in the amount of up to $1,069,999.13 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in additional debt or equity financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only designed and manufactured a prototypes our pellet extrusion, sinter based, multi-material additive manufacturing system. Delays or cost overruns in the development of our additive manufacturing system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a rate that matches our projection It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Metallum3D Inc was formed on March 14, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Metallum3D Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that pellet extrusion, sinter based, multi-material additive manufacturing is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of

the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have limited operating history upon which you can evaluate our performance and accordingly our prospects must be considered in light of the risks that any new company encounters.
We were incorporated on March 14, 2016 and began operating in January 1, 2017 after completing our initial funding round. We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. As a result, prospective Investors have very limited financial or other information regarding the financial performance of the company or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company or any third party's assessment of the prospects of the company may not prove accurate, and that the Company will not achieve its business objectives.

To date, we have not generated revenue and we are relying on external financing to fund operations.
We are a startup company, and our business model currently focuses on innovation, testing and business development rather than generating revenue. While we intend to generate revenue in the near future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations and we anticipate, based on our current proposed plans and assumptions relating to our operations, that the products we intent to offer, are estimated to be commercialized and available in the fourth quarter of 2021. We expect capital outlays and operating expenditures to increase over the next several years as we expand our production capacity, commercial operations, and development activities. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Preferred stock. In addition, the terms of the debt securities issued could impose significant restrictions in our operations.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.
Additive manufacturing systems such as ours represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by startup companies in rapidly evolving markets. These challenges include our ability to:

generate sufficient revenue to maintain profitability; acquire an maintain market share; manage growth in our operations; attract and retain customers; attract and retain key personnel; adapt to new or changing regulatory environment; and access additional capital when required and on reasonable terms. Failure to successfully address these and other challenges, risks and uncertainties could adversely affect our business, results of operations and financial condition.

In general, demand for our products is correlated with general economic conditions.
We expect a substantial portion of our revenue to be derived from spending of other business, which typically falls during times of economic instability, among others, due to the decrease or anticipated decrease od discretionary spending by individuals. Declines in economic conditions in the United States or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may experience a material impact on our profitability, or our results of operations and financial condition.

We depend on the knowledge and skills of our management and other key personnel, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.
Our success depends upon the continued service and performance of our management and other key personnel. Competition for management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. The loss of the service of members of management team or key employees could prevent or delay the implementation and completion of our strategic objectives. In particular, the company is dependent on Nelson Zambrana who is the Company’s founder, Chairman of the Board of Directors, CEO and CTO. The loss of Nelson Zambrana could harm the Company’s business, financial condition, cash flow and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nelson Zambrana	5,100,000	Common Stock	68.1
Nelson Zambrana	280,664	Preferred Stock	68.1

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 842,518 of Preferred Stock.

Common Stock

The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 3,500,000 with a total of 1,397,054 outstanding.

Voting Rights

Votes together with Common Stock on all matters on an as converted basis.

Material Rights

Each share of Preferred Stock is Convertible into one share of Common Stock at any time at the option of the holder.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: February 12, 2022
Interest Rate: 10.0%

Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity fininacing round of at least $750,000 dollars

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $342,153.00
  Use of proceeds: Research and Development
  Date: October 30, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $145,000.00
  Use of proceeds: Research and Development
  Date: October 21, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 666,667
  Use of proceeds: Research and Development
  Date: January 02, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2019, and 2020 can be found in Exhibit Bto the Form C of which this Offering Memorandum forms a part.

Financial condition

Metallum 3D is currently a pre-revenue company developing patent pending additive manufacturing technologies. The company generated a limited amount of revenue generated in 2019 related to a 3D printing material beta testing program and did not generate revenues in 2020.

Results of operations

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $0.0 which represents a decrease of $4,209 when compared to 2020.

The decrease in revenue is the result of a change in business strategy. During 2020 the Company changed its business model from being a 3D printing services provider to that of a manufacturer of 3D printing hardware and consumable 3D printing materials. During 2020 the company focused on completing the design and engineering of its sinter based multi-material additive manufacturing system.

Cost of Goods Sold

Cost of Goods Sold in 2020 was $0.00, a decrease of $18,654, in fiscal year 2019. The Cost of Goods Sold in 2019 are related to the purchase of metal powders used in our 3D printing material beta testing program.

Gross margins

For the fiscal year ending on December 31, 2020, the company did not generate any revenues and had a gross margin of 0%. For the fiscal year ending on December 31, 2019, the Company had revenue of $4,290 and Cost of Goods sold of $18,654 resulting in a negative gross margin. This negative gross margin is directly related the 3D printing material beta testing program which required the purchase of a minimum amount of metal powder which exceeded the actual amount needed to conduct the 3D printing material beta testing program.

Expenses

The Company's operating expenses consist of, among other things, compensation, leases, fees for professional services and patents, research and development expenses. Operating expenses in 2020 increased $45,837 from 2019. Total expense in 2020 were $344,644 versus $298,807 for 2019.

Historical results and cash flows:

In 2020 the Company had a negative cash flow of ($196,137) which represents a $61,845 reduction in the use of cash when compared to the negative cash flow of ($257,982) in 2019. The negative cash flows in 2020 and 2019 were financed with the proceeeds of the convertible notes issued by the Company. We are of the opinion that the historical results and cash flows are not representative of what investors should expect in the future. The Company is planning to commercially release its sinter based multi-material 3D printing system in the fourth quarter of 2021 to start generating revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2019 the company had $60,409 of cash on hand. As of December 31, 2020 the company had $27,258 of cash on hand. In September of 2020, the company and its corporate collaborator Electrawatch, were slected by the Office of Naval Research Manufacturing Science for a $196K research and development grant which will provide funding for 2021 and 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The proceeds from this campaign will play an important and critical role in the go to market and commercializtion strategy for the multi-material additive manufacturing technology we have developed over the past 4 years. Other capital resources available to the company include proceeeds from government research and development grants.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

For the company to implement it's go to market and commercialization strategy the the funds from this campaign are necessary for the execution of that strategy and long term viability of the company. However, the company may delay or alter its strategy in the interest of the long term viability of the Company. Other capital resources avialble to the company include government research and development grants.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to operate through 2022 if we raised the minimum based on the proceeds of our existing government research and development grants. The current minimum operational burn rate is $5,498 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate at least through 2023 if we raised the maximum amount. The maximum amount raised will fully fund our go to market and commercialization strategy which will enable the company to start revenue generation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital include bank lines of credit, retained earnings from the sale of our products, and additinal capital raises.

Indebtedness

- **Creditor:** Convertible Note to the Charlottesville Angel Network
  Amount Owed: $110,000.00
  Interest Rate: 10.0%
  Maturity Date: October 31, 2021

- **Creditor:** Convertible Note to Nelson Zambrana
  Amount Owed: $7,153.00
  Interest Rate: 10.0%
  Maturity Date: October 31, 2021

- **Creditor:** Convertible Note to Gentry Ellis
  Amount Owed: $200,000.00
  Interest Rate: 10.0%
  Maturity Date: January 31, 2022

- **Creditor:** Convertible Note to CIT (Virginia Center for Innovative Technology)
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: February 12, 2022

- **Creditor:** Convertible Note to DHS LLC
  Amount Owed: $10,000.00
  Interest Rate: 10.0%
  Maturity Date: October 21, 2023

- **Creditor:** Convertible Note to Phil Williford
  Amount Owed: $15,000.00
  Interest Rate: 10.0%
  Maturity Date: November 09, 2023

Related Party Transactions

- **Name of Entity:** Metallum3D Inc.
  Names of 20% owners: Nelson Zambrana
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company is not aware of any related-party transactions outside the normal scope of business. One of the largest shareholders is compensated for his time and makes draws from the Company which totaled $42,000 in 2020.
  Material Terms: The Company is not aware of any related-party transactions outside the normal scope of business. One of the largest shareholders is compensated for his time and makes draws from the Company which totaled $42,000 in 2020.

Valuation

Pre-Money Valuation: $10,029,258.58

Valuation Details:

Metallum3D is an additive manufacturing / 3D printing technology company. The additive manufacturing market is currently estimated to be worth $12 billion dollars according to data published by Forbes. This market is projected to grow at a 27% CAGR and by 2029 the additive manufacturing industry is projected to reach a value in excess of $100+ billion dollars

Metallum3D believes additive manufacturing / 3D printing technology are the proper comparables to use when forming a valuation. In our opinion the closest company valuation comparable to Metallum3D is R3 Printing which conducted a Reg CF offering and raised $1.63 million with convertible notes at a valuation cap of $8 million.

We believe Metallum3D Inc. has distinct features that could garner a higher valuation than many of the comparable companies in our line of business. These include unique patent pending technologies in the area of microwave sintering for additive manufacturing that provide competitive advantages in our target markets. Our patent pending technologies allow our additive manufacturing system to 3d print parts with multiple materials, including metals, ceramics, plastics and flexibles. Additionally, our system provides faster performance for 3d printing metal and ceramic parts through our patent pending microwave sintering process.

Because of the factors discussed above, Metallum3D Inc., is of the opinion a pre-money valuation of approximately $10M is justified.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company determined its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Cost of digital marketing campaigns and costs to recruit independent manufacturers representatives into our independent sales force.

- *Operations*
  80.0%
  General working capital including the cost of core business operations, leased space, utilities, insurance.

- *Research & Development*
  6.5%
  Finalizing engineering documentation for release to production.

If we raise the over allotment amount of $1,069,997.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  30.0%
  Purchase of raw material inventory

- *Operations*
  38.0%
  General working capital including the cost of core business operations, leased space, utilities, insurance.

- *Marketing*
  28.5%
  Marketing and sales expenses including commissions paid to independent manufacturers representatives.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.metallum3d.com (www.metallum3d.com/compliance).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Metallum3D, Inc.

[See attached]

METALLUM3D INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 30, 2021

To: Board of Directors, METALLUM3D INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of METALLUM3D INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

METALLUM3D INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	27,258	$	60,409
Other current assets		0		2,138
Total current assets		27,258		62,547
Security deposits		3,000		3,000
Total Assets	$	30,258	$	65,547
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	16,359	$	7,816
Other current liabilities		120,000		3,843
Total Current Liabilities		136,359		11,659
Long-term convertible notes payable		367,153		225,000
Accrued interest payable		70,717		22,500
PPP loan payable		20,833		0
Total Liabilities		595,062		259,159
SHAREHOLDERS' EQUITY				
Common stock (6,666,667 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		93,391		93,391
Retained deficit		(658,195)		(287,003)
Total Shareholders' Equity		(564,804)		(193,612)
Total Liabilities and Shareholders' Equity	$	30,258	$	65,547

METALLUM3D INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 4,209
Cost of goods sold	0	18,654
Gross profit	0	(14,444)
Operating expenses		
Marketing	775	2,068
Research and development	750	7,448
Other general and administrative	343,119	289,291
Total operating expenses	344,644	298,807
Net Operating Income (Loss)	(344,644)	(284,363)
Other income (expense)	22,127	19,998
Interest (expense)	(48,675)	(22,638)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (371,192)	$ (287,003)

METALLUM3D INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Shareholders' Equity/(Deficit)
Balance as of January 1, 2019	**$ 93,391**	**$ 0**	**$ 93,391**
Net Income (Loss)		(287,003)	(287,003)
Balance as of December 31, 2019	**$ 93,391**	**$ (287,003)**	**$ (193,612)**
Net Income (Loss)		(371,192)	(51,254)
Balance as of December 31, 2020	**$ 93,391**	**$ (658,195)**	**$ (350,605)**

METALLUM3D INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (371,192)	$ (287,003)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
None	0	0
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	2,138	(2,138)
(Increase) Decrease in security deposits	0	(3,000)
Increase (Decrease) in accounts payable	8,543	7,816
Increase (Decrease) in other current liabilities	116,157	3,843
Increase (Decrease) in accrued interest payable	48,217	22,500
Net cash used in operating activities	(196,137)	(257,982)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Capital contributions	0	93,391
Proceeds from loans payable	162,986	225,000
Net change in cash from financing activities	162,986	318,391
Net change in cash and cash equivalents	(33,151)	60,409
Cash and cash equivalents at beginning of period	60,409	0
Cash and cash equivalents at end of period	$ 27,258	$ 60,409

METALLUM3D INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

METALLUM3D INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on March 14, 2016. The Company has developed a fast and affordable sinter-based multi-material additive manufacturing system.

Since inception, the Company has relied on issuing convertible loans to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company is initiating a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $27,258 and $60,409 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had no net fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its additive manufacturing equipment.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to convertible loans made to the Company totaling $367,153 and $225,000 as of December 31, 2020 and 2019, respectively. The Company procured $20,833 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgiveable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requriements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the periods ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be

material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not aware of any current or pending litigation.

NOTE 7 – EQUITY

The Company has issued 6,666,667 shares of common stock as of December 31, 2020 inclusive of 600,000 shares reserved in a grant or incentive pool for future stock-based compensation. The Company's chief executive, Nelson Zambrana, is the only single shareholder with more than 20 percent of the Company's outstanding stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business. One of the largest shareholders is compensated for his time and makes draws from the Company which totaled $42,000 in 2020.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Metallum3D

The Fastest and Most Affordable Sinter Based Multi-material Additive Manu...


INVEST NOW!

Website | Rockville, VA | ENGINEERING

$0.00 raised

0 Investors	**$10M** Valuation
$1.27 Price per Share	**$127.00** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

We're Metallum3D, and with our patent pending 3D printing technologies, we aim to revolutionize the way the world builds products for the benefit of mankind. We are pioneering and introducing one of the first commercially viable microwave sintering process to the additive manufacturing market and expanding access to high quality, multi-material 3D printing technology. Invest in Metallum3D now and together we can change the way we 3D print our world.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The additive manufacturing market is currently valued at $12 billion dollars, and it is projected to grow at a 27% compounded annual growth rate. By 2029 the additive manufacturing industry is projected to reach a value in excess of $100+ billion dollars
- Metallum3D Inc. is developing innovative patent pending technologies that will allow us to offer faster, and more affordable, sinter based, multi-material additive manufacturing system in the market
- Metallum3D is developing one of the first commercially viable microwave sintering process for additive manufacturing applications

---

What is sintering for additive manufacturing?

Sintering for additive manufacturing is a process where a 3D printed part made from metal or ceramic powders is heated to near melting causing the powder particles to fuse together into a solid object.



During Sintering

THE PROBLEM

Sinter based additive manufacturing is too slow

Sinter based additive manufacturing of metal and ceramic materials is composed of two processes, 3D printing and sintering. During sintering, metal or ceramic particles are fused together to create a solid object. The problem is that conventional sintering processes currently available take days to complete.



Traditional sintering takes too much time.
1 day
6 days
24 hrs
Small Parts
Large Parts

Limited material availability and variety

Sinter based additive manufacturing systems currently available have closed material platforms with a limited number of metal and/or ceramic materials available. Additionally, the 3D printers in these systems are not able to print with other materials such as plastics and flexibles.

High equipment costs

Sinter based additive manufacturing system currently available are priced in from $120K to $400K+. An article titled "Obstacles to the adoption of metal additive manufacturing by small and medium sized enterprises", written by the principals of Wohlers Associates and published in the Spring 2021 edition of Metal Additive Manufacturing, identified costs as one of the main obstacles in the adoption of metal additive manufacturing technology by small and medium sized enterprises.

THE SOLUTION

Metallum3D Additive Manufacturing System



**The picture above is a prototype of Metallum3D Additive Manufacturing System. Product is not currently on the market.*

Faster sintering - from days to hours

Our additive manufacturing system uses microwave energy and a granular susceptor material to rapidly and directly convert microwave energy into heat, which instantaneously heats up the entire the part, resulting in a significant reduction in sintering time.


Our sintering time is up to:
12X faster for small parts
9X faster for large parts
Traditional Sintering: 144 hrs
Metallum 3D Sintering: 2-16 hrs

Our microwave sintering process provides an order of magnitude improvement over existing conventional sintering technologies.

Open materials platform – multi-material 3D printing

Our additive manufacturing systems use materials in pellet form. Pelletized materials are the standard in the polymer industry. For plastic and flexible materials there are thousands of existing suppliers worldwide that supply these materials providing users of our system with an almost unlimited choice of materials. For metal and ceramic materials, Metallum3D has developed a water/gelation material formulation in pellet form that is cost effective, safe to handle and environmentally friendly. In our system, metal and ceramic 3D printed parts go directly from the 3D printer to the microwave sintering furnace without the need for a debinding step. Our multi-material 3D printing capability delivers an "All-In-One" system.

Affordable System Price

Metallum3D is focused on providing our future customers with exceptional value. Our multi-material additive manufacturing system has been engineered to achieve a selling price point of $60K while still providing the company with robust gross margin targets.

HOW IT WORKS

Microwave Sintering and Granular Susceptor Material

Until now microwave sintering has not been commercially viable due to the limitations of existing microwave multimode resonant heating technology. This is the same technology currently used in domestic microwave ovens. When applied to microwave sintering this technology has two major limitations. The first limitation is uneven distribution of microwave energy which results in uneven heat distribution during sintering. The second limitation is a reverse part heating profile where the interior of the part is hotter than the exterior of the part, which also results in uneven heat distribution

After 4 years of research and development work, Metallum3D has developed a new, patent pending non-resonant, microwave heating system that eliminates the limitations that have previously prevented the commercial use of microwave energy for sintering. Our microwave heating system uses specially designed non-resonant slotted waveguides and a specially formulated granular susceptor material to evenly distribute microwave energy within the sintering chamber resulting in even heat distributions throughout the sintering volume.

The microwave energy distribution of our non-resonant slotted waveguides has been validated using CST Microwave Studio, which is a high-performance electromagnetic simulation software package. The animation below shows a cross section of the microwave energy distribution of our slotted waveguides.



**Rendering of microwave heating system Images are computer generated demo versions. Product is not currently on the market.*

Metallum3D has successfully conducted agglomeration tests on our granular susceptor material resulting in susceptor granules ranging from 3 to 5 mm in diameter as shown in the image below.





The image below is a schematic representation of our microwave sintering furnace.


Magnetrons
Magnetrons
Part #1
Part #2
Part #3
Part #4
Part #5
Part #6
Inner Microwave Transparent Thermal Insulation
Controlled Atmosphere
Outer Microwave Transparent Thermal Insulation
Slotted Waveguides
Slotted Waveguides

Pellet Extrusion

To provide an open materials platform with multi-material capabilities, Metallum3D has developed a patent pending melt pump pellet extruder that accepts material in pellet form. Our extruder combines a zero-compression feed screw with a miniature positive displacement gear pump and three independent heating zones, to precisely control the extrusion and retraction of melted material flowing through the nozzle. This melt pump extruder allows our system to 3D print parts with plastic and flexible materials and to 3D print and microwave sinter parts with metal and ceramic materials. The image below shows a CAD model of our melt pump pellet extruder.



**Rendering of Pump Pellet Extruder Images are computer generated demo versions. Product is not currently on the market.*

MARKET OPPORTUNITY

Multibillion Dollar Industry



Metallum 3D is disrupting a multi-billion dollar industry!
The additive manufacturing industry is projected to surpass $100 billion dollars by 2029.
Additive Manufacturing Industry
$140B
$120B
$100B
$80B
$60B
$40B
$20B
$0
'21
'22
'23
'24
'25
'26
'27
'28
'29

https://markets.businessinsider.com/news/stocks/additive-manufacturing-to-generate-us-100-billion-economic-value-in-asean-by-2025-1028323616

Strong Industry Growth

In our opinion, over the last 20 years, the compounded annual growth rate (CAGR) of the additive manufacturing industry has exhibited strong growth. This growth is projected to continue over the next decade.



2020-2029
27% CAGR
07'-19'
20% CAGR
00'-06'
9% CAGR

https://www.metal-am.com/am-market-forecast-to-reach-51-billion-by-2030/

New Opportunities

2020 was a challenging year that created new opportunities for additive manufacturing technologies as international supply chain disruptions necessitated localized production capabilities. Decentralized production is one the largest benefits of additive manufacturing.

OUR TRACTION

Collaborations

Metallum3D is actively collaborating with companies that need a faster and more affordable solution for 3D printing with metal, ceramic, plastic and flexible materials.

We are excited to collaborate with Electrawatch, a division of Austal USA to apply our sinter based additive manufacturing technology to the development of naval applications.



AUSTAL
ELECTRAWATCH

Patents

Metallum3D currently has 3 patents pending which cover all the critical aspects of our sinter based additive manufacturing technologies including a new type of microwave sintering process with a specially formulated granular susceptor material and an extrusion device for 3D printing parts with pelletized materials.

Grant Funding

Metallum3D is a recipient of research and development grant funding from the Virginia Center of Innovative Technology. This funding allowed us to build our first microwave sintering furnace prototype which led to the development of our new and innovative non-resonant microwave sintering technology

Accelerators and Raised Capital

Metallum3D is a proud alumnus of 757 Accelerate in Norfolk, VA and Catalyst Accelerator in Charlottesville VA. Both are highly selective accelerator programs that accept 6 companies into their cohorts each year

Since 2017 Metallum3D has raised over $500K in investment capital from the Charlottesville Angel Network, CIT Gap Funds, and private angel investors in Virginia, North Carolina and Nevada.

MARKET CAPTURE STRATEGY

We believe that small and medium sized enterprises (SMEs) are the backbone of the U.S economy and are key contributors to economic growth. To acquire customers, Metallum3D will establish a domestic and international network of independent sales representatives and will concentrate its marketing and sales efforts on reaching small and medium enterprises(SMEs) across the following industry sectors.



Industrial Automation
Aviation
Defense
Contract Manufacturing
Space
Healthcare
Automotive
R&D

THE COMPETITION

To our knowledge Metallum3D is the first company to be developing new, patent pending, technologies that will make microwave sintering commercially viable for additive manufacturing. We will reduce sintering times from days to hours. An order of magnitude improvement over existing technologies at an affordable price.

Metallum3D vs. Competing Technologies

	Bound Metal Deposition	Atomic Difussion Additive Manufacturing	Aqueous Paste Extrusion	METALLUM3D
Uses pelletized materials				✓
Open material system				✓
Uses microwave sintering technology				✓
Sintering time measured in hours				✓
Affordable system price				✓

LEADERSHIP


Nelson Zambrana
FOUNDER | CEO/CTO
Previous Experience

Nelson is an engineer with a passion for business. He started his career over 25 years ago at Hewlett Packard. He eventually transitioned into the medical device industry where he started to develop and apply additive manufacturing processes. Having seen and experienced firsthand the limitations of current sinter based additive manufacturing technologies, he founded Metallum3D in 2016 to develop the fastest and most affordable sinter based additive manufacturing system in the market.


Kyle Redinger
BOARD OF DIRECTORS
Previous Experience
VividCortex
Microsoft

Kyle is a serial entrepreneur, angel investor and real estate developer. In 2012 he co-founded VividCortex, a Saas database performance platform.


Phil Williford
BOARD OF DIRECTORS
Previous Experience
Abbott
Medtronic
HERBALIFE

Phil is a senior level business operations executive with over 30 years of experience across multiple industries. He is an expert in lean manufacturing and operational excellence.

March 2016 – Incorporation: Company founded and incorporated by Nelson Zambrana

January 2017 – Pre-Seed Funding Round: Raised $30K in pre-seed funding from the Charlottesville Angel Network

June 2017 – CIT R&D Funding Award: CIT awarded Metallum3D a $50K grant for R&D

October 2018 – Convertible Note Funding Round: Raised $342K in Convertible Notes from the Charlottesville Angel Network and Angel Investors

August 2019 – 757 Accelerate - Norfolk, VA: Selected to participate in 757 Accelerate and received $20K in non-dilutive funding

February 2019 – Catalyst Accelerator - Charlottesville VA: Selected to participate in the Catalyst Accelerator and receive $20K in non-dilutive funding

August 2020 – Microwave Sintering Technology Patent Filing: Filed PPAs for our microwave sintering technology and proprietary granular susceptor material

September 2020 – Electrawatch / Austal Collaboration: Collaborated with Electrawatch, a division of Austal USA

October 2020 – Convertible Note Funding Round: Raised $145K from Angel Investors

December 2020 – Pellet Extrusion Technology Patent Filing: Filed PPA for our proprietary pellet extrusion technology

July 2021 – Launched on StartEngine: Now YOU can invest in Metallum3D

Q4 2021 – Planned Product Launch: Planned launch of the Metallum3D Additive Manufacturing System

In the Press

3Dnatives · yahoo! finance · The Virginian-Pilot · AUGUSTA FREE PRESS

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Meet Our Team



Nelson Zambrana

Founder, CEO & CTO

Nelson is an engineer with a passion for business. He started his career over 25 years ago, at Hewlett Packard working on 2D printing. He eventually transitioned into the medical device industry where he started to develop and apply additive manufacturing processes. Having seen and experienced firsthand the limitations of current sinter based additive manufacturing technologies, he founded Metallum3D in 2016 to develop the fastest and most affordable sinter based additive manufacturing system in the market



Kyle Redinger

Member of the Board of Directors

Kyle is a serial entrepreneur, angel investor and real estate developer. In 2012 he co-founded VividCortex, a Saas database performance platform.



Phil Williford

Member of the Board of Directors

Phil is a senior level business operations executive with over 30 years of experience across multiple industries. He is an expert in lean manufacturing and operational excellence.

Offering Summary

Company	Metallum3D, Inc.
Corporate Address	2405 Granite Ridge Rd. Unit B, Rockville, VA 23146
Offering Minimum	$9,999.98
Offering Maximum	$1,069,997.86
Minimum Investment Amount (per investor)	$127.00

Terms

Offering Type	Equity
Security Name	Preferred Stock
Minimum Number of Shares Offered	7,874
Maximum Number of Shares Offered	842,518
Price per Share	$1.27
Pre-Money Valuation	$10,029,258.58

Liquidation Preference: 1X non-participating

Conversion: Each share of Preferred Stock is convertible into one share of Common Stock at any time at the option of the holder.

Voting Rights: Votes together with Common Stock on all matters on an as converted basis.

Material Rights: Purchasers that invest at least $50,000 ("Major Purchasers") will receive standard information and inspection rights and management rights letter.

Time based perks:

Super Early Bird Bonus

Invest in Metallum3D in the first 48 hours and receive an extra 10% bonus shares.

Early Bird Bonus

Invest in Metallum3D in the first 5 days and receive an extra 7% bonus shares.

Last Early Bird Bonus

Invest in Metallum3D in the first 10 days and receive an extra 5 % bonus shares.

Amount based perks:

$1,500+

3% Bonus share

Invest $1,500 and receive 3% bonus shares on your investment.

$5,000+

5% Bonus share

Invest $5,000 and receive 5% bonus shares on your investment.

$10,000+

7% Bonus share

Invest $10,000 and receive 7% bonus shares on your investment.

$20,000+

10% Bonus share

Invest $20,000 and receive 10% bonus shares on your investment.

1-on-1 online meeting with the CEO, including presentation and Q&A session

The 10% StartEngine Owners' Bonus:

Metallum3D, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.27 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $127.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

The additive manufacturing industry is expected to explode to over $100 billion dollars in the next decade, changing the way we design and build across multiple industries such as medical, automotive, aerospace and defense. Metallum3D is one of the first companies making microwave sintering technology commercially available for use in additive manufacturing, which means businesses around the world will be able to take advantage of a more versatile 3D printing process..

Metallum3D is a faster and more affordable solution for 3D printing in metal, ceramic, plastic and flexible materials. We're changing the way 3D printed metal and ceramics parts are sintered with the development of the first commercially viable microwave sintering process which reduces sintering times by up to 90%— from days to hours.

Traditionally, additive manufacturing machines are made for 3D printing with one material type. Our pellet-based additive manufacturing system makes it possible to 3D print with multiple material types with one machine, resulting in an "All-In-One" system at two thirds the cost of competing single material systems.

Over the last 20 years, the compounded annual growth rate (CAGR) of the additive manufacturing industry grew from 9% to over 20% and shows no signs of slowing down. We recently partnered with Electrawatch, a division of Austal USA, to apply our technology to the development of naval applications. The potential applications for our technology applications are boundless.

Join us as we pioneer and introduce one of the first commercially viable microwave sintering process to the additive manufacturing market and expand access to high quality, multi-material 3D printing technology. Invest in Metallum3D now and together we can change the way we 3D print our world.

Short Videos

#1

Over the last 20 years, the compounded annual growth rate (CAGR) of the 3D printing industry grew from 9% to over 20% and shows no sign of slowing down.

Metallum 3D is a faster, more affordable solution to 3D printing in metal, ceramic, plastic and flexible materials.

Invest now and together we can change the way we print our world

#2

What if one single 3D printing system could print parts in metal, ceramic, plastic and flexible materials? What could we achieve? What would our world look like?

We’re Metallum3D, and with our patent pending 3D printing technologies, we aim to revolutionize the way the world builds products for the benefit of mankind

Click the link to invest and help us build a better future.

#3

The 3D printing industry is expected to explode to over $100 billion within the next decade.

Metallum3D is making multi-material 3D printing commercially accessible with revolutionary patent-pending technology that reduces production time by up to 90%, and equipment cost by 67%.

Learn more about this opportunity by clicking the link.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:30 PM 10/11/2016
FILED 12:30 PM 10/11/2016
SR 20166152997 - File Number 5988214

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by written consent of the sole director of metallum3D Inc., a resolution was duly adopted certifying that the corporation has not yet received any payment for any of its stock.

SECOND: That thereafter, pursuant to resolution of the sole director, a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " FOURTH "so that, as amended, said Article shall be and read as follows:

The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Company is authorized to issue is [10,000,000] shares, [6,500,000] shares of which shall be Common Stock (the "Common Stock") and [3,500,000] shares of which shall be Preferred Stock (the "Preferred Stock"). The Preferred Stock shall have a par value of $0.00001 per share and the Common Stock shall have a par value of $0.00001 per share.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of October, 2016

By: [signature]

Authorized Officer

Title: Director

Name: Nelson Zambrana